UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2010

Commission File Number: 000-51469

BAIDU, INC.
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.
By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Chief Executive Officer

Date: January 19, 2010

Exhibit Index
Exhibit 99.1—Press Release

Exhibit 99.1
Baidu Announces Management Change
BEIJING, January 18, 2010 — Baidu, Inc. (Nasdaq: BIDU), the leading Chinese language Internet search provider, today announced that Chief Technology Officer Mr. Yinan Li has resigned from the company for personal reasons.
“We appreciate all that Yinan has contributed to Baidu and we wish him every success in his future endeavors,” said Robin Li, Baidu’s chairman and chief executive officer.
About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ Global Select Market under the symbol “BIDU.”
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Among other things, quotations from management in this announcement contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward- looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of January 18, 2010, and Baidu undertakes no duty to update such information, except as required under applicable law.
For investor inquiries please contact:
In China:
Mr. Victor Tseng
Baidu, Inc.
Tel: +86-10-5992-7244
Email: ir@baidu.com
Ms. Cynthia He
Brunswick Group LLC
Tel: +86-10-6566-9504
Email: che@brunswickgroup.com
In the U.S.:
Ms. Kate Tellier
Brunswick Group LLC
Tel: +1-212-333-3810
Email: ktellier@brunswickgroup.com